Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	Parent
Horsehead Corporation	Delaware	Horsehead Holding Corp.

Horsehead Metals Development, LLC	Delaware	Horsehead Holding Corp.

The International Metals Reclamation Company, Inc	Delaware	Horsehead Holding Corp.

Chestnut Ridge Railroad Corp.	Delaware	Horsehead Corporation

Horsehead Zinc Recycling, LLC (99.99%)	South Carolina	Horsehead Corporation

Zochem, Inc.	Canada	Horsehead Holding Corp.

Horsehead Metal Products, Inc	North Carolina	Horsehead Corporation

Horsehead Zinc Powders, LLC	Delaware	Horsehead Corporation